Exhibit (a)(4)

[Vintage Letterhead Appears Here]

January 21, 2003

To Vintage Option Holder,

As you know, the current market price of our common stock is significantly below the exercise price for many of our employees’ outstanding stock options. It is an issue of concern to all of you, including Vintage’s senior management, as we try to attract and retain the best possible people. To address this situation, I am pleased to make available to you the opportunity to exchange outstanding stock options which have an exercise price of $19.28 and above per share, for a lesser number of shares of restricted stock or, if you reside in Canada, restricted stock rights.

If you choose to exchange your eligible options for restricted stock or if you reside in Canada, restricted stock rights, you must properly complete and deliver the letter of transmittal. Assuming we do not reject the options tendered for exchange (which we may do at our discretion), your outstanding stock options which are tendered will be cancelled and you will receive restricted stock or restricted stock rights, as the case may be. Each share of restricted stock and each restricted stock right (which represents a right to receive one share of our common stock upon vesting), are subject to forfeiture and other restrictions until they vest. If you choose to participate in the offer, the restricted stock or restricted stock rights you receive will vest over a three-year period. However, if your employment with Vintage terminates prior to vesting, all or a portion of the restricted stock or restricted stock rights, as the case may be, may be forfeited.

The details and conditions of this voluntary offer are outlined in the attached document identified as the Offer to Exchange Outstanding Options for Restricted Stock or Restricted Stock Rights dated January 21, 2003. Please be sure to read through the attached document carefully. You should seek independent financial advice if you have any questions relative to interpretation of this offer or whether you should participate.

In order for you to review your stock option grants, including your options which are eligible for exchange, we will mail to your home a copy of your most recent Personnel Option Status report.

In order to elect an exchange of your outstanding stock option grants having an exercise price of $19.28 and above per share, it is a requirement that you send a signed copy of the attached Letter of Transmittal and the attached Restricted Stock Award Agreement or Restricted Stock Rights Award Agreement to Michael F. Meimerstorf by fax at (918) 878-5226 or by mail, hand delivery or overnight delivery to 110 West Seventh Street, Suite 2300, Tulsa, Oklahoma 74119-1029.

The deadline for receipt of the Letter of Transmittal is no later than 11:59 p.m., Eastern Time, on February 20, 2003. You will also have an opportunity to withdraw your election, by submission of a signed Notice of Withdrawal form, which is also attached, by 11:59 p.m., Eastern Time, on February 20, 2003. If Michael F. Meimerstorf does not receive a signed Letter of Transmittal and Restricted Stock Award Agreement or Restricted Stock Rights Award Agreement from you by 11:59 p.m., Eastern Time, you will not be able to participate in this offer to exchange. Please make note of the deadline, as no exceptions may be made to it.

To Vintage Option Holder
January 21, 2003

If you choose not to participate in the offer, you do not need to take any action – your options will remain outstanding on their existing terms and conditions and will continue to vest in accordance with their existing terms.

This special offering demonstrates our appreciation of your efforts and to acknowledge the value that we place on your contribution to the company. Again, thank you for your continued efforts to further the future of Vintage.

Best regards,

/s/    S. Craig George

S. Craig George
President and Chief Executive Officer